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                     (CORNERSTONE BRANDS, INC. LETTERHEAD)


July 8, 1999

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Cornerstone Brands, Inc.
     Registration Statement on Form 8-A (File No. 001-14511)
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Ladies and Gentlemen:

Cornerstone Brands, Inc. (the "Company") filed with the Securities and Exchange Commission a registration statement on Form 8-A on September 23, 1998 (the "8-A Registration Statement"). Concurrently with this letter, the Company is filing a letter requesting that its related registration statement on Form S-1 (File No. 333-62235) be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933, as amended. Therefore, the Company hereby requests that the 8-A Registration Statement also be withdrawn.

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (207) 780-6585 or Patrick J. Rondeau, Esq. at (617) 526-6670.

Sincerely,

/s/ William T. End

William T. End
Chief Executive Officer